Exhibit 18

June 14, 2011

Board of Directors
Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin  53403

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-K filing pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2011 and issued our report thereon dated June 14, 2011.  Note 14 to the financial statements describes a change in accounting principle relating to the change in the date of the annual goodwill and indefinite-lived intangible asset impairment test under ASC 350, Intangibles- Goodwill and Other (ASC 350).  It should be understood that the preferability of one acceptable method of accounting over another for the change in the date of the annual goodwill and indefinite-lived intangible asset impairment test under ASC 350 has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable.  Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Milwaukee, Wisconsin